November 30, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PSEG Power LLC; Withdrawal of Registration Statement on Form S-3 ASR; File No. 333-178123

Ladies and Gentlemen:

PSEG Power LLC, a Delaware limited liability company (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registration Statement on Form S-3 ASR (File No. 333-178123), together with all exhibits thereto (the “Registration Statement”). This Registration Statement was inadvertently filed with the Commission under the wrong CIK number and accepted on November 22, 2011.

The Company requests withdrawal of the Registration Statement because the EDGAR submission header on the Registration Statement incorrectly identified the filing as being made by the Company when it should have identified the filing as being made by Public Service Electric and Gas Company (“PSE&G”). Both PSE&G and the Company are wholly-owned subsidiaries of Public Service Enterprise Group Incorporated.

The filing was submitted on behalf of PSE&G by its financial printer which incorrectly utilized the CIK code for the Company, rather than the CIK code for PSE&G. None of the securities covered by the Registration Statement have been sold. Upon discovery of the error, PSE&G submitted its Registration Statement on Form S-3 ASR utilizing its correct CIK code, which filing was accepted on November 23, 2011.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the inadvertent Registration Statement (File No. 333-178123) as soon as reasonably practicable. Please e-mail a copy of the order to the Company at the address below.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (973) 430-8802 (Bradford.Huntington@pseg.com), or Donald S. Leibowitz at (973) 430-6305 (Donald.Leibowitz@pseg.com).

Sincerely,

/s/Bradford D. Huntington

Bradford D. Huntington

Vice President and Treasurer